ISA INTERNATIONALE INC.
2560 RICE STREET
ST. PAUL, MN 55113
SEC File No. 1-16423

February 15, 2006
Division of Corporation Finance
Washington, DC 50549-0308

Attn: Ms. Sarah Goldberg
Staff Accountant

Dear Ms. Goldberg:

We are responding to your five points in your comment letter dated February 6, 2006 concerning our Form 8-K filed February 3, 2006.

1. We were informed by Stonefield Josephson about their non-approval of our form 10KSB on 1-24-06. We then endeavored to resolve this issue by contacting them both by email and telephone, but we did not receive a response for over twenty hours. They were apparently having some email transmission problems due to an office location change.

2. We will revise the 8-K filing to identify that their letter does refer to the financial statements for the nine month period ended September 30, 2004. The financial statements for the period ended September 30, 2004 as submitted are correct and have not been changed since our submission on 1-13-06 and can be relied upon.

3. There was an apparent misunderstanding between our new accountants, DeJoya Griffith & Company and Stonefield and our office as to the intent and meaning of an email we received from the Stonefield report reviewer.

4. The audit committee member for ISA was involved in the matter and he is also a board member

5. We have enclosed a revised copy of the proposed 8-K filing - based upon the above information herein submitted.

In future submissions we will include exhibits as a separate file attached to the submission.

Their response letter is expected within the next several days and will be included in a revised submission to comply with the requirements of Item 304(a)(3) of Regulation S-B.

The registrant hereby acknowledges that:
1. it is responsible for the adequacy and accuracy of the disclosure in our filings;
2. staff comments or changes reported to the SEC in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
3. the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is our desire to fully comply with the reporting requirements of the SEC. Please contact me at 651-483-3114 or by fax at 651-489-2254 if you have additional comments or questions.

651-489-6941

Sincerely,

/s/Bernard L. Brodkorb
President
ISA Internationale Inc.